Exhibit 12.1

TreeHouse Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Three Months Ended
March 31, 2010
Earnings:
Income from continuing operations before income taxes	$24,604
Add:
Fixed charges	9,844
Amortization of interest, net of capitalized interest	15
Other expense	75
Earnings available for fixed charges (a)	$34,538

Fixed charges:
Interest expense	$6,827
Capitalized interest and tax interest	39
One third of rental expense (1)	2,978
Total fixed charges (b)	$9,844

Ratio of earnings to fixed charges (a/b)	3.51

(1) Considered to be representative of interest factor in rental expense.